Exhibit 99.1

Safe Bulkers, Inc. Reports Fourth Quarter and Full Year 2010 Results

and Declares Quarterly Dividend

Athens, Greece – February 9, 2011 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the fourth quarter and the year ended December 31, 2010. The Company also declared a quarterly dividend of $0.15 per share for the fourth quarter of 2010.

Summary of Fourth Quarter 2010 Results

•

Net revenue for the fourth quarter of 2010 increased by 13% to $41.3 million from $36.6 million during the same period in 2009.

•

Net income for the fourth quarter of 2010 increased by 34% to $31.1 million from $23.2 million during the same period in 2009.

•

EBITDA1 for the fourth quarter of 2010 increased by 33% to $37.9 million from $28.4 million during the same period in 2009.

•

Earnings per share for the fourth quarter of 2010 of $0.47, calculated on a weighted average number of shares of 65,878,212, compared to $0.42 in the fourth quarter 2009, calculated on a weighted average number of shares of 54,513,787.

•

Declaration of a dividend of $0.15 per share for the fourth quarter of 2010.

Summary of Twelve Months Ended December 31, 2010 Results

•

Net revenue for the twelve months ended December 31, 2010 decreased by 5% to $157.0 million from $164.6 million during the same period in 2009.

•

Net income for the twelve months ended December 31, 2010 decreased by 34% to $109.6 million from $165.4 million during the same period in 2009.

•

EBITDA for the twelve months ended December 31, 2010 decreased by 29% to $133.4 million from $187.6 million during the same period in 2009.

•

Earnings per share for the twelve months ended December 31, 2010 of $1.73, calculated on a weighted average number of shares of 63,300,466 compared to $3.03 in the twelve months ended December 31, 2009, calculated on a weighted average number of shares of 54,510,587.

Fleet and Employment Profile

The Company’s operational fleet as of December 31, 2010, was comprised of 16 drybulk vessels with an average age of 3.80 years.

As of December 31, 2010, the Company has contracted for eight additional drybulk newbuild vessels with deliveries scheduled at various times through 2013. The newbuilds consist of two Post-Panamax, three Kamsarmax, one Panamax and two Capesize vessels.

As of December 31, 2010, the remaining capital expenditure requirements for the delivery of the eight newbuilds, were $171.1 million for 2011, $70.4 million for 2012 and $22.2 for 2013. We anticipate satisfying these capital expenditure requirements from existing cash and time deposits, operating cash surplus and existing undrawn loan commitments.

On January 11, 2011, we contracted to acquire a Japanese-built, drybulk, Panamax-class newbuild at approximately $41.8 million, consisting of payments of $18.9 million and JP¥ 1.9 billion, with an expected delivery date in the first quarter of 2012.

As of January 31, 2011, the company has 1 existing and 8 newbuild vessels unencumbered and a $50 million long-term floating rate note facility against which additional loans can be drawn.

As of January 31, 2011, the contracted employment of the Company’s fleet was 78% of fleet ownership days for the remaining days of 2011, 59% for 2012 and 54% for 2013, including vessels which are scheduled to be delivered to us in the future.

Dividend Declaration

The Company declared a cash dividend on its common stock of $0.15 per share payable on or about February 25, 2011 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “ NYSE”) on February 18, 2011.

The Company had 65,879,916 shares of common stock issued and outstanding as of today.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and availability, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “We are happy to announce today our unaudited financial results for the quarter and year ended December 31, 2010.  Our revenues increased for the second consecutive quarter, supported by long term charters with our clients. Our Board has maintained a stable dividend policy by paying out a low percentage of free cash flows and declaring our eleventh consecutive quarterly dividend, of $0.15 per share, since our initial public offering in 2008. Our selective fleet expansion at attractive prices, funded to a large extent from operational surplus, will support our future revenues as newbuilds enter our fleet. We remain committed to the solid growth of our company, through flexible asset management and consistent chartering policy, for the benefit of our shareholders.’’

Conference Call

On Thursday, February 10, 2011 at 9:00 A.M. EST, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until February 18, 2011 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2010 Results

Net income increased by 34% to $31.1 million for the fourth quarter of 2010 from $23.2 million for the fourth quarter of 2009. This increase is mainly attributable to the following factors:

Net revenues: Net revenues were $41.3 million for the fourth quarter of 2010, a 13% increase compared to $36.6 million for the fourth quarter of 2009. Net revenues increased due to increases in the number of operating days and the Time Charter Equivalent (“TCE”)2 rate. The Company operated 15.3 vessels on average during the fourth quarter of 2010, earning a TCE rate of $29,395, compared to 14.0 vessels and a TCE rate of $28,605 during the fourth quarter of 2009.  The increase in the TCE rate resulted mainly from higher time charter rates.

Vessel operating expenses: Vessel operating expenses increased by 21% to $6.3 million for the fourth quarter of 2010, compared to $5.2 million for the same period in 2009. The increase in operating expenses is mainly attributed to an increase in ownership days of 9% to 1,409 in the fourth quarter of 2010 from 1,288 in the fourth quarter of 2009 and to a further increase in crew, repairs, maintenance, spare parts and stores costs associated with the delivery of our latest newbuild vessel Venus Heritage. Daily vessel operating expenses increased by 10% to $4,463 for the fourth quarter of 2010, compared to $4,053 for the fourth quarter of 2009.

(Loss)/Gain on derivatives: Gain on derivatives increased to $4.9 million in the fourth quarter of 2010, compared to a loss of $1.2 million for the same period in 2009, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities .. These swaps economically hedged the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts is 3.2 years as of December 31, 2010.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Depreciation: Depreciation increased to $5.4 million in the fourth quarter of 2010, compared to $3.9 million for the same period in 2009, as a result of the increase in the average number of vessels operated by the Company during the fourth quarter of 2010.

Cash, time deposits & restricted cash: As of December 31, 2010, we had $100.4 million in cash and short-term time deposits, $5.4 million in long-term restricted cash and $50.0 million in a long-term floating rate note, from which the Company may borrow up to 80% under certain conditions. Additionally, we have $82.7 million in an undrawn loan commitments, $24.0 million to be secured by our existing vessel Panayiota K and $58.7 million to be secured by our newbuild with Hull number 1074 expected to be delivered by the third quarter of 2011, whilst our recently delivered post-panamax newbuild vessel Venus Heritage remains debt free.

Management Discussion of the Twelve months ended December 31, 2010 Results

Net revenues:  Net revenues for the twelve months ended December 31, 2010 decreased by 5% to $157.0 million from $164.6 million during the same period in 2009.  The Company operated 14.6 vessels on average during the twelve months of 2010, earning a TCE rate of $29,534, compared to 13.2 vessels and a TCE rate of $34,208 during the twelve months of 2009.

Net income: Net income for the twelve months ended December 31, 2010 was $109.6 million, a decrease of 34% from net income of $165.4 million for the twelve months ended December 31, 2009.   The decrease of $55.8 million is mainly attributed to: (i) early redelivery income of $0.1 million, compared to $75.0 million, (ii) zero loss on asset cancellations, compared to $20.7 million, (iii) gain on sale of assets of $15.2 million, compared to none, (iv) a loss on derivatives of $8.2 million, compared to a loss on derivatives of $4.4 million, (v) depreciation of $19.7 million, compared to $13.9 million, (vi) interest expense of $6.4 million, compared to $10.3 million, (vii) vessel operating expenses of $23.1 million, compared to $19.6 million, and (viii) net revenues of $157.0 million, compared to $164.6 million, during the twelve months of 2010 and 2009 respectively.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE PERIODS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2010

	Three Month Period Ended December 31,		Twelve Month Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2009	2010	2009	2010
REVENUES:
Revenues	37,435	41,908	168,400	159,698
Commissions	(867)	(621)	(3,794)	(2,678)
Net revenues	36,568	41,287	164,606	157,020
EXPENSES:
Voyage expenses	(97)	(134)	(577)	(610)
Vessel operating expenses	(5,220)	(6,289)	(19,628)	(23,128)
Depreciation	(3,941)	(5,421)	(13,893)	(19,673)
General and administrative expenses	(1,544)	(2,011)	(7,046)	(7,018)
Early redelivery income	-	-	74,951	132
Loss on asset cancellations	-	-	(20,699)	-
Gain on sale of assets	-	-	-	15,199
Operating income	25,766	27,432	177,714	121,922
OTHER (EXPENSE) / INCOME:
Interest expense	(1,523)	(1,652)	(10,342)	(6,423)
Other finance costs	(51)	(147)	(442)	(331)
Interest income	298	380	2,164	2,627
(Loss)/gain on derivatives	(1,241)	4,882	(4,416)	(8,163)
Foreign currency (loss)/gain	(65)	287	838	281
Amortization and write-off of deferred finance charges	(20)	(50)	(106)	(266)
Net income	23,164	31,132	165,410	109,647

Earnings per share	0.42	0.47	3.03	1.73
Weighted average number of shares	54,513,787	65,878,212	54,510,587	63,300,466

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF DECEMBER 31, 2009 AND DECEMBER 31, 2010

(In thousands of U.S. Dollars)	December 31, 2009	December 31, 2010
ASSETS
Cash, time deposits, and restricted cash	82,714	100,415
Asset held for sale	16,969	-
Other current assets	5,965	3,861
Vessels, net	373,924	541,244
Advances for vessel acquisition and vessels under construction	93,520	99,014
Other fixed assets, net	69	-
Restricted cash non-current	4,763	5,423
Long-term investment	50,000	50,000
Other non-current assets	800	5,415
Total assets	628,724	805,372

LIABILITIES AND EQUITY
Current portion of long-term debt & liability directly associated with asset held for sale	50,242	27,674
Other current liabilities	15,309	25,309
Long-term debt, net of current portion	420,994	467,070
Other non-current liabilities	44,960	41,186
Shareholders’ equity	97,219	244,133
Total liabilities and equity	628,724	805,372

Fleet Data

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2009	2010	2009	2010

Number of vessels at period’s end	14	16	14	16
Average age of fleet (in years) at period’s end	3.80	3.80	3.80	3.80
Ownership days (1)	1,288	1,409	4,817	5,326
Available days (2)	1,275	1,400	4,795	5,296
Operating days (3)	1,273	1,398	4,778	5,269
Fleet utilization (4)	98.8%	99.2%	99.2%	98.9%
Average number of vessels in the period (5)	14.00	15.32	13.20	14.59
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$28,605	$29,395	$34,208	$29,534
Daily vessel operating expenses (7)	$4,053	$4,463	$4,075	$4,342

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in the period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items.  Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

EBITDA RECONCILIATION

(In thousands of U.S. Dollars)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2009	2010	2009	2010

Net Income	23,164	31,132	165,410	109,647
Plus Net Interest Expense	1,225	1,272	8,178	3,796
Plus Depreciation	3,941	5,421	13,893	19,673
Plus Amortization	20	50	106	266
EBITDA	28,350	37,875	187,587	133,382

EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA is not a recognized measurement under US GAAP. EBITDA assists the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA information. The Company believes that EBITDA is useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

 Existing Fleet Employment Profile as of January 31, 2010

Set out below is a table showing our existing vessels and their contracted employment.

Vessel Name	DWT	Year Built	Charter Rate (a) USD/day	Charter Duration (b)
MV Maria	76,000	2003	17,750 20,250	Sep 2010 – Apr 2011 Apr 2011 – Apr 2014
MV Vassos	76,000	2004	29,000	Nov 2008 – Oct 2013
MV Katerina	76,000	2004	20,000	Jan 2011 – Jan 2014
MV Maritsa	76,000	2005	28,000 (c)	Mar 2010 – Mar 2015
MV Pedhoulas Merchant	82,300	2006	27,250	Apr 2010 – Apr 2011
MV Pedhoulas Trader	82,300	2006	41,500 (d)	Aug 2008 – Jul 2013
MV Pedhoulas Leader	82,300	2007	18,750 18,350 (g)	Dec 2010 – Mar 2011 Aug 2011 – Aug 2013
MV Stalo	87,000	2006	34,160	Mar 2010 – Feb 2015
MV Marina	87,000	2006	41,500 (e)	Dec 2008 – Mar 2009
MV Sophia	87,000	2007	34,720	Oct 2008 – Sep 2013
MV Eleni	87,000	2008	41,640 (f)	Nov 2008 – Mar 2015
MV Martine	87,000	2009	40,500	Feb 2009 – Feb 2014
MV Andreas K	92,000	2009	22,000	Feb 2011 – Nov 2011
MV Panayiota K	92,000	2010	22,750	Apr 2010 – Apr 2011
M/V Kanaris	178,100	2010	31,000 25,928	Sep 2010 – Sep 2011 Sep 2011 – Jun 2031
M/V Venus Heritage	95,800	2010	22,000	Dec 2010 – Apr 2011

(a)

Either gross charter rate or average gross charter rate for charter parties with variable rates among periods or for consecutive charter parties with the same charterer under similar basic terms.

(b)

Delivery/redelivery dates reflect the Company’s best estimates, but actual delivery/redelivery dates can differ pursuant to the terms of the relevant charter contract.

(c)

Five-year variable rate contract, first and second years at $32,000, third year at $28,000, fourth and fifth years at $24,000

(d)

Five-year variable rate contract, first year at $69,000, second year at $56,500, fourth year at $42,000, fourth and fifth years at $20,000.

(e)

Five-year variable rate contract, $61,500 from Dec. 2008 to Mar. 2009, $57,500 from Apr. 2009 to Dec. 2009, $52,500 from Dec. 2009 to Dec. 2010, $42,500 from Dec. 2010 to Dec. 2011, $32,500 from Dec. 2011 to Oct. 2012, $31,500 from Oct. 2012 to Dec. 2012 and $21,500 from Dec. 2012 to Dec. 2013.

(f)

Three contracts in direct continuation, the first from Nov. 2008 to Oct. 2009 at $70,000, the second from Oct. 2009 to Mar. 2010 at $66,400 and the fourth from Apr. 2010 to Apr. 2015 at $34,160.

(g)

Charter agreement which provides us with choice of deploying either Pedhoulas Merchant or Pedhoulas Leader.

The contracted charter coverage including newbuilds, based on the Company’s best estimates as of January 31, 2011 is:

2011

....................…………...…………78%

2012

....................…………...…………59%

2013

....................…………...…………54%

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 16 drybulk vessels, all built post-2003, and the Company has contracted to acquire nine additional drybulk newbuild vessels to be delivered at various times through 2013.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 EBITDA represents net income plus interest expense, tax, depreciation and amortization. See "EBITDA    Reconciliation".

2 Refer to definition of “TCE” in Note 6 of Fleet Data Table.